SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


************************************
          In the Matter of
 Alliant Energy Corporation, et al.           CERTIFICATE
                                              PURSUANT TO
          File No. 70-9891                      RULE 24

(Public Utility Holding Company Act
              of 1935)
************************************

     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended.

     This Certificate is for the period covering April 1, 2004 - June 30, 2004 (hereinafter referred to as the "period").

     The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

     1. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

          ANSWER:

          See  attached Exhibit A


     2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

          ANSWER:

          See  attached Exhibit A

     3. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

          ANSWER:

          See  attached Exhibit B


     4.   The market-to-book ratio of Alliant Energy's common stock.

          ANSWER:

          See  attached Exhibit C


     5.   Analysis  of  the  growth  in  consolidated   retained  earnings  that
          segregates   total  earnings  growth  of  EWGs  and  FUCOs  from  that
          attributable to other subsidiaries of Alliant Energy.

          ANSWER:

          See  attached Exhibit D


     6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

          ANSWER:

          See  attached Exhibit E


7. The sales of any common stock or preferred securities by Alliant
          Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

          ANSWER:

          There were 48,200 shares of Restricted Stock issued on June 18 at $25.405. There were 1,558,800 shares of common stock issued under a continuous equity offering program at the average price of $24.4604.

     8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted;

          ANSWER:

          See  attached Exhibit F


     9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

          ANSWER:

          See  attached Exhibits G


     10. The amount and terms of any Alliant Energy indebtedness issued during the quarter.

          ANSWER:

          None


     11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

          ANSWER:

          None


     12. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

          ANSWER:

          None


     13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

          ANSWER:

          See  attached Exhibit H


     14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

          ANSWER:

          Alliant  Energy  Corporate  Services,  Inc.  filed a U-6B-2 on May 11,
          2004.

          Wisconsin  Power and  Light  Company,  Inc.  filed a U-6B-2 on May 10,
          2004.


     15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

          ANSWER:

          Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended June 30, 2004.


     16. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

          ANSWER:

          See  attached Exhibit I


     17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

          ANSWER:

          See  attached Exhibit J


     18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

          ANSWER:

          Alliant Energy Corporation filed a Registration Statement on Form S-3 on March 31, 2004 (File No. 333-114062) which was declared effective at 10:00 AM E.D.S.T. on April 15, 2004.

          Interstate Power and Light Company filed a Registration Statement on Form S-3 on March 31, 2004 (File No. 333-114065) which was declared effective at 10:00 AM E.D.S.T. on April 15, 2004.

          Wisconsin Power and Light Company filed a Registration Statement on Form S-3 on March 31, 2004 (File No. 333-114063) which was declared effective at 10:00 AM E.D.S.T. on April 15, 2004.

          Alliant Energy Corporation filed a Registration Statement on Form S-3 on April 9, 2004 (File No. 333-114361) which was declared effective at 10:00 AM E.D.S.T. on April 28, 2004.


                                S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                                  ALLIANT ENERGY CORPORATION



                         By:       /s/ Thomas L Hanson
                                ---------------------------------------------
                                  Name: Thomas L. Hanson
                                  Title:     Vice President and Treasurer


August 27, 2004

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period: April 1, 2004 - June 30, 2004


Item 1: A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

Item 2: A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.


June 30, 2004

                                                                                                                     Aggregate
                                                                                    Investments     Commitments     Investment
                                                                                  -------------------------------------------------
                                                                                               (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                             $       -     $       -       $       -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                                       -             -               -
Anhui New Energy Heat & Power Co. Ltd.                                                    14.4             -            14.4
Catleo Energia S.A.                                                                          -             -               -
Companhia de Electricidade de Nova Friburgo S.A.                                             -             -               -
Companhia Energetica da Borborema S.A.                                                       -             -               -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                           1.0             -             1.0
Empresa Energetica de Sergipe S.A.                                                         0.2             -             0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                                                    7.7             -             7.7
Henan Anfeng Electric Power Co. Ltd.                                                       9.0             -             9.0
Henan Yongfeng Electric Power Co. Ltd.                                                    11.0             -            11.0
Infratil Ltd.                                                                             15.0             -            15.0
Jiaxing JIES Power & Heat Co. Ltd.                                                        13.4             -            13.4
LDM Utility Co., S.A. de C.V.                                                             40.5             -            40.5
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                              15.3             -            15.3
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                        90.2             -            90.2
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                               6.3             -             6.3
Tai An Xin Wen Peak Heat and Power Co. Ltd.                                                  -             -               -
Tangshan Peak Heat & Power Co. Ltd.                                                       48.5             -            48.5
Tongxiang TIES Power & Heat Co. Ltd.                                                      10.4             -            10.4
TrustPower Ltd.                                                                           44.1             -            44.1
Usina Termeletrica de Juiz De Fora S.A.                                                   13.9             -            13.9
Zouping Peak CHP Co. Ltd.                                                                 15.9             -            15.9
                                                                                  -------------------------------------------------
 Aggregate Investments in Foreign Utility Companies (FUCOs)                              356.8             -           356.8
                                                                                  -------------------------------------------------


Alliant Energy Neenah, LLC                                                                56.0             -            56.0
Guarantee of the debt security of a 6 Mw low Btu gas electric generating
 facility in Cedar Rapids, Iowa                                                              -           4.2             4.2

Costs and commitments related to a 300 Mw, natural gas fired, generating
 facility in Sheboygan Falls, Wisconsin                                                      -          76.3            76.3
                                                                                  -------------------------------------------------
       Aggregate Investments in Electric Wholesale Generators (EWGs)                      56.0          80.5           136.5
                                                                                  -------------------------------------------------
                     Total Aggregate Investments in EWGs and FUCOs                       412.8          80.5           493.3
                                                                                  =================================================


                                                                                                  Balance at         Average
                                                                                                end of quarter       balance
                                                                                  -------------------------------------------------
Alliant Energy's consolidated retained earnings at September 30, 2003                                  819.4
Alliant Energy's consolidated retained earnings at December 31, 2003                                   840.4
Alliant Energy's consolidated retained earnings at March 31, 2004                                      846.8
Alliant Energy's consolidated retained earnings at June 30, 2004                                       805.9
                                                                                  -------------------------------------------------
Alliant Energy's "consolidated retained earnings" at March 31, 2004                                                    828.1
                                                (average of ending balance of four previous quarters)
                                                                                                              ---------------------
Amount remaining under the Requested EWG/FUCO Investment Authority.                                                $   334.8
                                                                                                              =====================

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  April 1, 2004 - June 30, 2004


Item 3:  The  consolidated   capitalization   ratio  of  Alliant  Energy,   with
     consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization
June 30, 2004
(amounts in thousands of dollars)

                                                     Amounts        Percentage
                                                --------------------------------

Common equity                                      $  2,371,546        47.59%
Cumulative preferred stock                              243,803         4.89%
Consolidated debt (1)                                 2,367,950        47.52%
                                                --------------------------------

                                                   $  4,983,299       100.00%
                                                ================================


(1)
Long-term debt, net (excluding current portion)    $  2,202,828
Current maturities and sinking funds                      7,947
Variable rate demand bonds                               55,100
Commercial paper                                         88,000
Other short-term borrowings                              14,075
                                                -------------------

                                                   $  2,367,950
                                                ===================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  April 1, 2004 - June 30, 2004


Item 4: The market-to-book ratio of Alliant Energy's common stock.


Market value per share at June 30, 2004                    $        26.08
Common equity at June 30, 2004 (in thousands)              $    2,371,546
Total shares outstanding at June 30, 2004                     113,177,544
Book value per share at June 30, 2004                      $        20.95
Market-to-book ratio of Alliant Energy's common stock              124.46%
                                                          ================





Certificate Pursuant to Rule 24
Exhibit D
Report Period:  April 1, 2004 - June 30, 2004


Item 5: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

Alliant Energy Corporation
Statement of Retained Earnings
For the Three Months Ended June 30, 2004
(amounts in thousands of dollars)

Beginning balance (March 31, 2004)                     $ 846,788
Net income/(loss):
From EWGs and FUCOs (*)                     6,806
Other                                     (19,889)
                                      --------------
Total net income/(loss)                                  (13,083)
Common stock dividends                                   (27,767)
                                                      -------------
Ending balance (June 30, 2004)                         $ 805,938
                                                      =============

(*) Amount does not include the allocation of interest, tax or corporate expenses.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  April 1, 2004 - June 30, 2004


Item 6: A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                                For the twelve months ended June 30, 2004
                                                              ----------------------------------------------

                                                                  Revenues            Net Income/(Loss)
                                                              ------------------  --------------------------

Alliant Energy Neenah, LLC                                      $  16,052,538        $  6,678,655
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.        $   1,093,060        $        355
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.          $           -        $          -
Anhui New Energy Heat & Power Co. Ltd.                          $  23,966,377        $  2,476,859
Catleo Energia S.A.                                             $   9,331,111        $  6,783,466
Companhia de Electricidade de Nova Friburgo S.A.                $  26,089,823        $  1,163,927
Companhia Energetica da Borborema S.A.                          $  32,254,585        $    965,046
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                $  98,130,157        $ (2,015,151)
Empresa Energetica de Sergipe S.A.                              $ 143,693,362        $ 13,496,964
Hebei Wuan Peak Heat and Power Co. Ltd.                         $   7,207,404        $    (15,852)
Henan Anfeng Electric Power Co. Ltd.                            $  11,463,173        $  1,420,885
Henan Yongfeng Electric Power Co. Ltd.                          $  10,004,246        $    162,790
Infratil Ltd. (*)                                               $  92,590,487        $ 13,776,229
Jiaxing JIES Power & Heat Co. Ltd.                              $  19,447,545        $  1,561,939
LDM Utility Co., S.A. de C.V. (**)                              $       4,174        $ (2,260,376)
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                    $   9,372,818        $  2,591,955
Sociedade Anonima de Eletrificacao da Paraiba S.A.              $ 171,124,869        $ 15,248,808
Tai An Hua Feng Peak Heat and Power Co. Ltd.                    $   9,532,748        $  2,921,054
Tai An Xin Wen Peak Heat and Power Co. Ltd.                     $  11,186,678        $  3,097,102
Tangshan Peak Heat and Power Co. Ltd.                           $  27,284,637        $  3,279,723
Tongxiang TIES Power & Heat Co. Ltd.                            $  10,574,532        $  1,303,453
TrustPower Ltd. (*)                                             $ 387,257,684        $ 37,928,323
Usina Termeletrica de Juiz De Fora S.A.                         $  36,557,870        $  3,825,334
Zouping Peak CHP Co. Ltd.                                       $  17,571,840        $    598,165


(*)  The most recently  available  information for Alliant Energy's FUCOs in New
     Zealand is the twelve months ended March 31, 2004.

(**) The most recently  available  information for LDM Utility Co., S.A. de C.V.
     is the twelve months ended December 31, 2003.


                                      -10-

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  April 1, 2004 - June 30, 2004

Item 8: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.


                                Original Issue

               Shareowner                            Long-term Equity
   Date       Direct Plan          401K              Incentive Plan
------------------------------------------------------------------------
 4/15/2004      16,773                 -                      -
 5/03/2004           -                 -                 10,694
 5/04/2004           -                 -                  4,060
 5/07/2004           -                 -                  1,901
 5/12/2004           -                 -                  4,641
 5/13/2004           -                 -                  1,700
 5/14/2004           -                 -                  2,067
 5/17/2004     135,585                 -                      -
 5/17/2004           -            54,531                      -
 6/15/2004      17,212                 -                      -
 6/18/2004           -                 -                 48,200
 7/15/2004      14,675                 -                      -
 7/28/2004           -                 -                 27,173
 7/30/2004           -                 -                  2,090
------------------------------------------------------------------------

   TOTALS      184,245            54,531                102,526

Grand Total:             341,302


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  Quarter Ending June 30, 2004


Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

                                                                                               Date of
                                                                                               Issue/
                                                                                               Amend-      Date of        Amount
Guarantor        On Behalf Of    Purpose                     Name of Guaranteed Party           ment      Expiration    Guaranteed
-----------------------------------------------------------------------------------------------------------------------------------

Resources        NG Energy       Purchase/Sale of Natural    Wisconsin Electric Power Co.     5/06/2004    6/10/2005   $   150,000
                  Trading, LLC    Gas                        Wisconsin Gas Co.

Alliant Energy   NG Energy       Gas Transportation          Viking Gas Transmission Co.      5/20/2004   12/10/2004   $   575,000
                  Trading, LLC

Alliant Energy   NG Energy       Gas Transportation          Midwestern Gas Transmission      5/24/2004    9/30/2004   $   300,000
                  Trading, LLC                                 Company

Alliant Energy   AECS**          Transmission                The PJM Interconnection, LLC     3/29/2004    8/30/2004   $ 7,000,000


**   Alliant Energy Corporate Services, Inc.

                                                                                                                         Amount
Guarantor        On Behalf Of       Purpose                 Name of Guaranteed Party           Period                   Guaranteed
-----------------------------------------------------------------------------------------------------------------------------------

Bonds:

Alliant Energy   Alliant South       Blanket                Railroad                          6/01/04-7/01/05          $    25,000
                  Texas Pipeline      Performance Bond      Commission of TX

Alliant Energy   Alliant Energy      Blanket                Railroad                          6/30/04-6/30/05          $    25,000
                  Oakhill Pipeline    Performance Bond      Commission of TX

Alliant Energy   Alliant Energy      Performance/           TVIG                              6/14/04-6/14/05          $ 1,459,696
                 Corporate Services   Payment Bond

Alliant Energy   Cogenex             Performance/           Howard University                 6/18/04-6/18/05          $ 8,673,294
                                      Payment Bond


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  April 1, 2004 - June 30, 2004


Item 13: The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.



Alliant Energy Corporation did not form any intermediate subsidiaries during the period from April 1, 2004 through June 30, 2004.


Alliant Energy Corporation did not form any financing subsidiaries during the period from April 1, 2004 through June 30, 2004.


Alliant Energy and its subsidiaries are authorized by the Securities and Exchange Commission to invest up to $800 million in additional "energy assets" through December 31, 2004. As of September 30, 2003, Alliant Energy and its subsidiaries had used approximately $401 million ($397 million by Whiting Petroleum Corporation (WPC) and $4 million by various other Alliant Energy subsidiaries). In the fourth quarter of 2003, Alliant Energy completed an Initial Public Offering (IPO) of WPC, leaving Alliant Energy with a 5.76% ownership interest in WPC as of December 31, 2003. Alliant Energy will include 5.76% of the $397 million of investments in energy assets by WPC and $4 million of investments in energy assets by various other Alliant Energy subsidiaries as of June 30, 2004. Alliant Energy did not have any changes in its investments in "energy assets" during the second quarter of 2004.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit I
Report Period:  April 1, 2004 - June 30, 2004


Item 16: A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.


Consolidated Statements of Capitalization                                        Interstate Power and          Wisconsin Power and
June 30, 2004                                     Alliant Energy Corporation     Light Company                 Light Company
(amounts in thousands of dollars)
                                                   Amounts     Percentage        Amounts     Percentage       Amounts     Percentage
                                                ----------------------------  ----------------------------   -----------------------

Common equity                                     $ 2,371,546      47.59%     $ 1,055,477       48.03%       $ 1,019,283      66.26%
Cumulative preferred stock                            243,803       4.89%         183,840        8.37%            59,963       3.90%
Consolidated debt (1)                               2,367,950      47.52%         958,102       43.60%           459,069      29.84%
                                                ---------------------------  ----------------------------   ------------------------

                                                  $ 4,983,299     100.00%     $ 2,197,419      100.00%       $ 1,538,315     100.00%
                                                ============================   ===========================   =======================


(1)
Long-term debt, net (excluding current portion)   $ 2,202,828                  $   937,602                    $  336,469
Current maturities and sinking funds                    7,947                            -                             -
Variable rate demand bonds                             55,100                            -                        55,100
Commercial paper                                       88,000                       20,500                        67,500
Other short-term borrowings                            14,075                            -                             -
                                                -----------------             -----------------              ------------------

                                                  $ 2,367,950                  $   958,102                    $  459,069
                                                =================             =================              ==================

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit J
Report Period:  April 1, 2004 - June 30, 2004


Item 17: A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

Statement of Retained Earnings
For the Three Months Ended June 30, 2004
(amounts in thousands of dollars)

                                                                                 Alliant Energy
                                       Interstate Power     Wisconsin Power      Corporation
                                       and Light Company    and Light Company    Consolidated

Beginning balance (March 31, 2004)     $   359,793         $ 439,518            $ 846,788
Gross earnings (1)                           8,617            30,354              (13,083)
Goodwill amortization (2)                        -                 -                    -
Common stock dividends                     (25,514)          (22,235)             (27,767)
                                     ------------------------------------------------------------
Ending balance (June 30, 2004)         $   342,896         $ 447,637            $ 805,938
                                     ============================================================


(1) Gross earnings is defined as net income excluding goodwill amortization.

(2) Pursuant to the adoption of FAS142 on January 1, 2002, Alliant Energy Corporation and its consolidated subsidiaries ceased the amortization of goodwill.